Commission File No.: 1-13478
                                             -----------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q
             |_| Form N-SAR

For Period Ended:  December 31, 1997
          [ ]  Transition  Report on Form 10-K
          [ ]  Transition  Report on Form 20-F
          [ ]  Transition  Report  on Form  11-K
          [ ]  Transition  Report on Form 10-Q
          [ ]  Transition  Report  on Form  N-SAR For the
          Transition  Period Ended: ______________________________


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
  ----------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         PART I - REGISTRANT INFORMATION

              Global Telecommunication Solutions, Inc.
-----------------------------------------------------------------------------
Full Name of Registrant

              N/A
-----------------------------------------------------------------------------
Former Name if Applicable

              5697 Rising Sun Avenue
----------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

              Philadelphia, Pennsylvania  19120
----------------------------------------------------------------------------
City, State and Zip Code

                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)  The  subject   annual   report,   semi-annual   report,
           transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day ollowing the prescribed due date; and

|_|   (c)  The accountant's  statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

On February 6, 1998, the Registrant acquired all of the outstanding capital stock of Networks Around the World, Inc. ("Networks"). Also on February 6, 1998, the Company acquired all of the outstanding capital stock of Centerpiece Communications, Inc. ("CCI"). The Registrant has limited staff involved in financial management and reporting. The acquisitions of Networks and CCI have significantly taxed the Registrant's personal and internal resources, thus delaying preparation of the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1997 ("Annual Report").

                           PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

    Michael Hoppman                           (215)                342-7700
  --------------------------------         -----------       ------------------
         (Name)                             (Area Code)      (Telephone Number)

(2)      Have all other periodic  reports  required under
         Section 13 or 15(d) of the  Securities  Exchange
         Act of 1934 or Section 30 of the  Investment
         Company  Act of 1940  during  the  preceding  12
         months  (or for  such shorter)  period that the
         registrant was required to file such reports)
         been filed? If answer is no, identify report(s)
                                                            |X| Yes |_| No
         ________________________________________________

(3)      Is it anticipated that any significant  change in
         results of operations from  the  corresponding  period
         for  the  last  fiscal  year  will be reflected  by the
         earnings  statements  to be  included in the subject
         report or portion thereof?
                                                            |X| Yes |_| No
         _________________________________________________


         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Annual Report will reflect the following changes in results of operations from the prior fiscal year:

The Registrant's net revenues for the year ended December 31, 1997 are expected to be approximately $18.2 million, compared to $12.1 million for the year ended December 31, 1996. This increase was primarily attributable to increased retail sales of the Company's phone cards. The Registrant expects to incur a net loss of approximately $25.2 million for the year ended December 31, 1997, compared to a net loss of $6.7 million for the year ended December 31, 1996. The increased net loss was due to a $13.2 million impairment charge related to a reduction of goodwill and a $1.1 million restructuring charge.

-------------------------------------------------------------------------------

                    GLOBAL TELECOMMUNICATION SOLUTIONS, INC.
                   -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                        /s/ Michael Hoppman
Date      March 30, 1998            By _______________________________________
                                       Michael Hoppman, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
 -----------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.